Exhibit 99.2

ZOOZ Power Enters Standby Equity Purchase Agreement to Further Growth Strategy

Tel Aviv, Israel, November 14, 2024 – ZOOZ Power Ltd. (NASDAQ and TASE: ZOOZ) (“ZOOZ”), the leading provider of Flywheel-based power boosting and power management solutions enabling ultra-fast multi-port Electronic Vehicle (“EV”) charging, today announced that it has entered into a Standby Equity Purchase Agreement (“SEPA”) with YA II PN, Ltd. (“Yorkville”), an investment fund managed by Yorkville Advisors Global, LP. This agreement aligns with ZOOZ’s ongoing efforts to expedite growth and provides a flexible financing option to support future capital needs.

Under the terms of the SEPA, and subject to customary conditions, ZOOZ has the option, at its sole discretion, to sell and issue up to $12 million in ZOOZ ordinary shares, par value NIS 0.00286 per share (the “Ordinary Shares”) to Yorkville over a two-year period. Ordinary Shares sold to Yorkville under the SEPA will be priced at 97% of the Market Price (as defined in the SEPA) during a specified three-day pricing period. Additionally, ZOOZ reserves the right to set a minimum acceptable price for these Ordinary Share issuances. In addition, the issuance of Ordinary Shares under the SEPA would be subject to certain limitations, including that the Ordinary Shares beneficially owned by Yorkville and its affiliates would not exceed (on an aggregated basis) 4.99% of the then outstanding voting power or number of Ordinary Shares of ZOOZ, and that the total number of Ordinary Shares that ZOOZ may issue in any consecutive 12-month period pursuant to the SEPA would not exceed 19.99% of the issued and outstanding voting rights of ZOOZ, calculated immediately prior to an issuance and sale of Ordinary Shares under the SEPA, unless further shareholder approval is obtained.

Yorkville’s obligation to purchase the Ordinary Shares pursuant to the SEPA is subject to a number of conditions, including that a registration statement (the “Registration Statement”) be filed with the U.S. Securities and Exchange Commission (the “Commission”), registering all the Ordinary Shares issuable thereunder, and that the Registration Statement is declared effective by the Commission.

ZOOZ plans to use the SEPA strategically, utilizing this financing option as the Company shall deem appropriate from time to time. This approach enables the Company to raise capital as needed, with control over both timing and volume.

“ZOOZ continues to gain industry recognition, as demonstrated by recent customer installations,” said Avi Cohen, ZOOZ Power’s Executive Chairman. “With this agreement, we have secured access to additional funding that can be deployed when and if needed. This strategic financing solution, as outlined in the SEC filing, provides ZOOZ with supplemental capital while allowing us to control the terms and timing of equity sales.”

This Press Release shall not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein, nor shall there be any offer, solicitation or sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state.

About ZOOZ Power Ltd.

ZOOZ Power is the leading provider of Flywheel-based power boosting and power management solutions enabling widespread deployment of ultra-fast multi ports charging infrastructure for electric vehicles (EV), while overcoming existing grid limitations.

ZOOZ Power pioneers its unique Flywheel-based power boosting technology, enabling efficient utilization and power management of a power-limited grid at an EV charging site. Its Flywheel-based technology allows high-performance, reliable, and cost-effective ultra-fast charging infrastructure.

ZOOZ Power’s sustainable, power-boosting solutions are built with longevity and the environment in mind, helping its customers and partners accelerate the deployment of fast-charging infrastructure, thus facilitating improved utilization rates, better efficiency, greater flexibility, and faster revenues and profitability growth. ZOOZ Power is publicly traded on NASDAQ and TASE under the ticker ZOOZ.

For more information, please visit: www.zoozpower.com/

For all investor inquiries, please contact:

Investor Relations

Miri Segal

MS-IR LLC

msegal@ms-ir.com

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations, and assumptions of ZOOZ. All statements other than statements of historical facts contained in this Press Release, including statements regarding ZOOZ, and any of ZOOZ’s strategy, future operations, future financial position, future market share, anticipated costs, prospects, plans, objectives of management and expected market growth are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause ZOOZ’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and other risks and uncertainties are more fully discussed in the “Risk Factors” section of ZOOZ’s most recent Annual Report on Form 20-F as filed with the U.S. Securities and Exchange Commission (“SEC”) as well as other documents that may be subsequently filed by the Company from time to time with the SEC. The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, statements relating to installations of ZOOZ’s products, the timing of any sale and issuance of Ordinary Shares that may be made under the SEPA, the amount of proceeds to be received by ZOOZ from the sale and issuance of Ordinary Shares under the SEPA and the uses thereof, the filing of the Registration Statement, how the SEPA aligns with ZOOZ’s ongoing efforts to expedite growth and provides a flexible financing option to support future capital needs, how the SEPA constitutes a strategic financing solution, provides ZOOZ with supplemental capital while allowing it to control the terms and timing of equity sales, and related matters. These forward-looking statements are only estimations, and ZOOZ may not actually achieve the plans, intentions or expectations disclosed in any forward-looking statements, so you should not place undue reliance on any forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements made in this Press Release. Management of ZOOZ has based these forward-looking statements largely on current expectations and projections about future events and trends that such persons believe may affect ZOOZ’s business, financial condition and operating results. Forward-looking statements contained in this Press Release are made as of the date hereof, and none of ZOOZ or any of its representatives or any other person undertakes any duty to update such information except as may be expressly required under applicable law.